UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

VISEON, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928297 10 0

(Cusip Number)

March 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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13G
CUSIP No. 928297 10 0			Page 2 of 5

1.	Name of Reporting Person: Tejas Securities Group Inc. 401K Plan & Trust FBO John J. Gorman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,000,000*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,000,000*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6%**

12.	Type of Reporting Person: IN

      *  See Item 4(a).

      **See Item 4(b)

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     This Schedule 13G relating to the common stock of Viseon, Inc., a Nevada corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) in connection with a private placement transaction that occurred on March 16, 2004, as more particularly described in Item 4(a).

Item 1(a).	Name of Issuer.
Viseon, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.
8445 Freeport Parkway, Suite 245
Irving, Texas 75063

Item 2(a).	Name of Person Filing.
Tejas Securities Group Inc. 401K Plan & Trust FBO John J. Gorman

Item 2(b).	Address of Principal Business Office, or, if none, Residence.
2700 Via Fortuna, Suite 400
Austin, Texas 78746

Item 2(c).	Citizenship or Place of Organization.
United States

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.
928297 10 0

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

(a)	AMOUNT BENEFICIALLY OWNED: On March 16, 2004, Mr. Gorman acquired beneficial ownership of 2,000,000 shares of Common Stock from the Issuer in a private placement transaction. Pursuant to this transaction, Mr. Gorman acquired for $1,000,000 40 shares of the Issuer’s Series A Convertible Preferred Stock, which is currently convertible into 1,000,000 shares of Common Stock, and Series A-1 Warrants and Series A-2 Warrants which are currently exercisable for, in the aggregate, 1,000,000 shares of Common Stock. The terms of the Issuer’s Series A Convertible Preferred Stock, Series A-1 Warrants and Series A-2 Warrants are described in the Issuer’s Amendment No. 1 to Form SB-2/A (Reg. No. 333-115221) filed with the SEC on June 7, 2004.

(b)	PERCENT OF CLASS: 7.6%
This percentage reflects Mr. Gorman’s beneficial ownership of 2,000,000 shares of Common Stock and assumes a total of 24,236,407 shares outstanding, based on the amount reported in the Issuer’s most recent Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i) Sole power to vote or to direct the vote: 2,000,000
(ii) Shared power to vote or to direct the vote: 0

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(iii) Sole power to dispose or to direct the disposition of: 2,000,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2004

/s/ John J. Gorman
John J. Gorman

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